# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gores Holdings X, Inc., CIK 0001986817
CUSIP: G4002F109
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 6260 Lookout Road, Boulder, Colorado (CO), 80301
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001986816

## Reporting persons
- Gores Sponsor X LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 9,120,000; sole dispositive power 0; shared dispositive power 9,120,000; aggregate amount beneficially owned 9,120,000 (20.3% of the class)
  Comment: In reference to Rows 6, 8, and 9 above, amounts consist of 225,000 Class A ordinary shares, par value $0.0001 per share ("Class A ordinary shares"), of Gores Holdings X, Inc. (the "Issuer") and 8,895,000 Class A ordinary shares that will be acquirable upon conversion of 8,895,000 Class B ordinary shares, par value $0.0001 per share ("Class B ordinary shares") of the Issuer. Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer's initial business combination, or earlier at the option of the holder, on a one-for one basis subject to adjustment, as more fully described under the heading "Description of Securities" in the Issuer's registration statement on Form S-1 (File No. 333-286495).
  
  In reference to Row 11 above, the percentage of ownership is based on 36,105,000 Class A ordinary shares issued and outstanding as of August 12, 2025, as reported on the Issuer's Form 10-Q for the quarter ended June 30, 2025, filed with the Securities and Exchange Commission (the "SEC") on August 13, 2025 and assuming the conversion of all the Class B ordinary shares held by Gores Sponsor X LLC.
- AEG Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,120,000; sole dispositive power 0; shared dispositive power 9,120,000; aggregate amount beneficially owned 9,120,000 (20.3% of the class)
  Comment: In reference to Rows 6, 8, and 9 above, amounts consist of 225,000 Class A ordinary shares and 8,895,000 Class A ordinary shares that will be acquirable upon conversion of 8,895,000 Class B ordinary shares. Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer's initial business combination, or earlier at the option of the holder, on a one-for one basis subject to adjustment, as more fully described under the heading "Description of Securities" in the Issuer's registration statement on Form S-1 (File No. 333-286495).
  
  In reference to Row 11 above, the percentage of ownership is based on 36,105,000 Class A ordinary shares issued and outstanding as of August 12, 2025, as reported on the Issuer's Form 10-Q for the quarter ended June 30, 2025, filed with the SEC on August 13, 2025 and assuming the conversion of all the Class B ordinary shares held by Gores Sponsor X LLC.
- Alec Gores: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 9,120,000; sole dispositive power 0; shared dispositive power 9,120,000; aggregate amount beneficially owned 9,120,000 (20.3% of the class)
  Comment: In reference to Rows 6, 8, and 9 above, amounts consist of 225,000 Class A ordinary shares and 8,895,000 Class A ordinary shares that will be acquirable upon conversion of 8,895,000 Class B ordinary shares. Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer's initial business combination, or earlier at the option of the holder, on a one-for one basis subject to adjustment, as more fully described under the heading "Description of Securities" in the Issuer's registration statement on Form S-1 (File No. 333-286495).
  
  In reference to Row 11 above, the percentage of ownership is based on 36,105,000 Class A ordinary shares issued and outstanding as of August 12, 2025, as reported on the Issuer's Form 10-Q for the quarter ended June 30, 2025, filed with the SEC on August 13, 2025 and assuming the conversion of all the Class B ordinary shares held by Gores Sponsor X LLC.

## Item 1. Issuer
Name of issuer: Gores Holdings X, Inc.
Address of issuer's principal executive offices: 6260 Lookout Road, Boulder, Colorado 80301

## Item 2. Person Filing
Name of person filing: Gores Holdings X LLC (the "Sponsor"), AEG Holdings, LLC, the managing partner of the Sponsor ("AEG"), and Alec Gores, the managing member of AEG (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: 6260 Lookout Road, Boulder, Colorado 80301
Citizenship: Sponsor (Caymen Islands), AEG (Delaware) and Mr. Gores (U.S. citizen)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The Reporting Persons may be be deemed to beneficially own 225,000 Class A ordinary shares and 8,895,000 Class A ordinary shares that will be acquirable upon conversion of 8,895,000 Class B ordinary shares. Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer's initial business combination, or earlier at the option of the holder, on a one-for one basis subject to adjustment, as more fully described under the heading "Description of Securities" in the Issuer's registration statement on Form S-1 (File No. 333-286495).

The Reporting Persons may be deemed to beneficially own approximately 20.3% of the Class A ordinary shares, based on 36,105,000 Class A ordinary shares issued and outstanding as of August 12, 2025, as reported on the Issuer's Form 10-Q for the quarter ended June 30, 2025, filed with the SEC on August 13, 2025 and assuming the conversion of all the Class B ordinary shares held by Gores Sponsor X LLC.
Percent of class: The information Item 4(a) of this Schedule 13G is hereby incorporated by reference.
Sole power to vote or to direct the vote: The information set forth in Item 4(a) of this Schedule 13G is hereby incorporated by reference.
Shared power to vote or to direct the vote: The information set forth in Item 4(a) of this Schedule 13G is hereby incorporated by reference.
Sole power to dispose or to direct the disposition: The information set forth in Item 4(a) of this Schedule 13G is hereby incorporated by reference.
Shared power to dispose or to direct the disposition: The information set forth in Item 4(a) of this Schedule 13G is hereby incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances, members of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class A ordinary shares owned by such Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement, dated as of March 13, 2026, by and among the Reporting Persons.

## Signatures
- Gores Sponsor X LLC: /s/ Alec Gores, by AEG Holdings, LLC, its Managing Member, Alec Gores/Manager (03/13/2026)
- AEG Holdings, LLC: /s/ Alec Gores, Alec Gores/Manager (03/13/2026)
- Alec Gores: /s/ Alex Gores, Alec Gores (03/13/2026)